CUSIP No. 942749 10 2	13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2
(Amendment No. 31)*

WATTS WATER TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock, par value $.10 per share

(Title of Class of Securities)

942749 10 2

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 942749 10 2		13G

1.	Name of Reporting Person Timothy P. Horne

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,329,290

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 1,272,600

	8.	Shared Dispositive Power 5,056,690

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,329,290

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 18.5%

12.	Type of Reporting Person IN

CUSIP No. 942749 10 2		13G

1.	Name of Reporting Person Daniel W. Horne

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power None

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 1,666,970

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,970

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 5.7%

12.	Type of Reporting Person IN

CUSIP No. 942749 10 2		13G

1.	Name of Reporting Person Deborah Horne

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power None

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 1,666,970

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,666,970

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 5.7%

12.	Type of Reporting Person IN

CUSIP No. 942749 10 2		13G

1.	Name of Reporting Person Peter W. Horne

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 85,760

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 85,760

	8.	Shared Dispositive Power 1,495,010

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,580,770

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 5.4%

12.	Type of Reporting Person IN

CUSIP No. 942749 10 2		13G

1.	Name of Reporting Person Walter J. Flowers

2.	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power None

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power 1,894,710

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,894,710

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 6.4%

12.	Type of Reporting Person IN

CUSIP No. 942749 10 2	13G

STATEMENT ON SCHEDULE 13G

Item 1(a).	Name of Issuer.* Watts Water Technologies, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices. 815 Chestnut Street North Andover, MA 01845

Item 2(a).	Names of Persons Filing. Timothy P. Horne Daniel W. Horne Deborah Horne Peter W. Horne Walter J. Flowers
Item 2(b).	Address of Principal Business Office or, if none, Residence. c/o Watts Water Technologies, Inc. 815 Chestnut Street North Andover, MA 01845
Item 2(c).	Citizenship. United States
Item 2(d).	Title of Class of Securities. Class A Common Stock, par value $.10 per share

*  Unless otherwise indicated, information contained in an Item pertains to all members of the group making this filing.

CUSIP No. 942749 10 2	13G

Item 2(e).		CUSIP Number. 942749 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Not Applicable.

CUSIP No. 942749 10 2	13G

Item 4.	Ownership.
Timothy P. Horne
(a)

Amount beneficially owned:

Timothy P. Horne is deemed the beneficial owner of 6,329,290 shares of Class A Common Stock of the Issuer.  As noted below, all of Timothy P. Horne’s beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer, which is convertible into Class A Common Stock on a share-for-share basis.

Includes (i) 1,250,000 shares of Class B Common Stock held by Timothy P. Horne, (ii) 1,666,970 shares of Class B Common Stock held by a revocable trust for the benefit of Daniel W. Horne, Timothy P. Horne’s brother, for which Daniel W. Horne and Walter J. Flowers, a partner in the law firm of Flowers and Manning, LLP, serve as co-trustees, (iii) 1,666,970 shares of Class B Common Stock held by a revocable trust for the benefit of Deborah Horne, Timothy P. Horne’s sister, for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (iv) 1,495,010 shares of Class B Common Stock held by a revocable trust for the benefit of Peter W. Horne, Timothy P. Horne’s brother, for which Peter W. Horne serves as sole trustee, (v) 22,600 shares of Class B Common Stock held for the benefit of Tiffany Horne Noonan (Timothy P. Horne’s daughter) under an irrevocable trust for which Timothy P. Horne serves as trustee, (vi) 132,740 shares of Class B Common Stock held by a revocable trust for the benefit of Tiffany Horne Noonan, for which Walter J. Flowers serves as trustee, (vii) 55,000 shares of Class B Common Stock held by a trust for the benefit of Tara V. Horne (Timothy P. Horne’s daughter), for which Walter J. Flowers and Timothy P. Horne serve as co-trustees, and (viii) 40,000 shares of Class B Common Stock held by a trust for the benefit of Tiffany Horne Noonan, for which Walter J. Flowers and Timothy P. Horne serve as co-trustees.  All of the shares of Class B Common Stock noted in clauses (i) through (viii) (6,329,290 shares of Class B Common Stock in the aggregate) are subject to The Amended and Restated George B. Horne Voting Trust Agreement - 1997 (“1997 Voting Trust”) for which Timothy P. Horne serves as trustee.  (See Exhibit 2 for a description of the 1997 Voting Trust).

CUSIP No. 942749 10 2	13G

(b)

Percent of class:

18.5% equity percentage
69.1% voting percentage

The equity percentage was determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to ten votes on all matters, equity percentage is not equivalent to voting percentage.

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote 6,329,290
	(ii)	Shared power to vote or to direct the vote None
	(iii)	Sole power to dispose or to direct the disposition of 1,272,600
	(iv)	Shared power to dispose or to direct the disposition of 5,056,690

CUSIP No. 942749 10 2	13G

Item 4.	Ownership.
Daniel W. Horne
(a)

Amount beneficially owned:

Daniel W. Horne is deemed the beneficial owner of 1,666,970 shares of Class A Common Stock of the Issuer.  As noted below, all of Daniel W. Horne’s beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

Daniel W. Horne’s beneficial ownership consists of 1,666,970 shares of Class B Common Stock held in a revocable trust for which Daniel W. Horne and Walter J. Flowers serve as co-trustees, all of which are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee.  (See Exhibit 2 for a description of the 1997 Voting Trust).

	(b)	Percent of class: 5.7% equity percentage 0.0% voting percentage
	(c)	Number of shares to which such person has:
		(i)	Sole power to vote or to direct the vote None
		(ii)	Shared power to vote or to direct the vote None
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of 1,666,970

CUSIP No. 942749 10 2	13G

Item 4.	Ownership.
Deborah Horne
(a)

Amount beneficially owned:

Deborah Horne is deemed the beneficial owner of 1,666,970 shares of Class A Common Stock of the Issuer.  As noted below, all of Deborah Horne’s beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer, which is convertible into Class A Common Stock on a share-for-share basis.

Deborah Horne’s beneficial ownership consists of 1,666,970 shares of Class B Common Stock held in a revocable trust for which Timothy P. Horne serves as the sole trustee, all of which are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee.  (See Exhibit 2 for a description of the 1997 Voting Trust).

	(b)	Percent of class: 5.7% equity percentage 0.0% voting percentage
	(c)	Number of shares to which such person has:
		(i)	Sole power to vote or to direct the vote None
		(ii)	Shared power to vote or to direct the vote None
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of 1,666,970

CUSIP No. 942749 10 2	13G

Item 4.	Ownership.
Peter W. Horne
(a)

Amount beneficially owned:

Peter W. Horne is deemed the beneficial owner of 1,580,770 shares of Class A Common Stock of the Issuer.  As noted below, substantially all of Peter W. Horne’s beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis

Peter W. Horne’s beneficial ownership consists of (i) 1,545,010 shares of Class B Common Stock held in a revocable trust for which Peter W. Horne serves as the sole trustee, and (ii) 35,760 shares of Class A Common Stock.  1,495,010 shares of Class B Common Stock described in clause (i) above are subject to the 1997 Voting Trust for which Timothy P. Horne serves as trustee.  (See Exhibit 2 for a description of the 1997 Voting Trust).

	(b)	Percent of class: 5.4% equity percentage 0.6% voting percentage
	(c)	Number of shares to which such person has:
		(i)	Sole power to vote or to direct the vote 85,760
		(ii)	Shared power to vote or to direct the vote None
		(iii)	Sole power to dispose or to direct the disposition of 85,760
		(iv)	Shared power to dispose or to direct the disposition of 1,495,010

CUSIP No. 942749 10 2	13G

Item 4.	Ownership.
Walter J. Flowers
(a)

Amount beneficially owned:

Walter J. Flowers is deemed the beneficial owner of 1,894,710 shares of Class A Common Stock of the Issuer.  As noted below, a substantial portion of Mr. Flowers’ beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

Mr. Flowers’ beneficial ownership consists of (i) 1,666,970 shares of Class B Common Stock held in a revocable trust for the benefit of Daniel W. Horne for which Daniel W. Horne and Mr. Flowers serve as co-trustees, (ii) 132,740 shares of Class B Common Stock held in a revocable trust for the benefit of Tiffany Horne Noonan for which Mr. Flowers serves as the sole trustee, (iii) 55,000 shares of Class B Common Stock held in a trust for the benefit of Tara V. Horne for which Mr. Flowers and Timothy P. Horne serve as co-trustees, and (iv) 40,000 shares of Class B Common Stock held in a trust for the benefit of Tiffany Horne Noonan for which Mr. Flowers and Timothy P. Horne serve as co-trustees. All of the shares of Class B Common Stock noted in clauses (i) through (iv) (1,894,710 in the aggregate) are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee.  (See Exhibit 2 for a description of the 1997 Voting Trust).   Mr. Flowers disclaims beneficial ownership of all such shares.

	(b)	Percent of class: 6.4% equity percentage 0.0% voting percentage
	(c)	Number of shares to which such person has:
		(i)	Sole power to vote or to direct the vote None
		(ii)	Shared power to vote or to direct the vote None
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of 1,894,710

CUSIP No. 942749 10 2	13G

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
A group has filed this Schedule 13G pursuant to Rule 13d-1(d). The members of the group are: Timothy P. Horne Daniel W. Horne Deborah Horne Peter W. Horne Walter J. Flowers

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.
Not Applicable

CUSIP No. 942749 10 2	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2017

/s/ Timothy P. Horne
TIMOTHY P. HORNE

/s/ Timothy P. Horne*
DANIEL W. HORNE

/s/ Timothy P. Horne*
DEBORAH HORNE

/s/ Timothy P. Horne*
PETER W. HORNE

/s/ Walter J. Flowers
WALTER J. FLOWERS

*                               By Timothy P. Horne, Attorney in Fact pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 12, 1992, which Powers of Attorney are hereby incorporated herein by reference.

CUSIP No. 942749 10 2	13G

INDEX OF EXHIBITS

1.         Amended and Restated Stock Restriction Agreement

2.         The Amended and Restated George B. Horne Voting Trust Agreement — 1997

3.         Agreement Regarding Joint Filing